UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report: (Date of earliest event reported): May 11, 2023

Calyxt, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-38161	27-1967997
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

2800 Mount Ridge Road

Roseville, MN 55113-1127

(Address and zip code of principal executive offices)

(651) 683-2807

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of exchange on which registered
Common Stock, par value $0.0001 per share	CLXT	The NASDAQ Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter). Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 7.01.	Regulation FD Disclosure.

As previously disclosed, on January 13, 2023, Calyxt, Inc, (“Calyxt”) and Calypso Merger Subsidiary, LLC, a wholly-owned subsidiary of Calyxt, entered into an Agreement and Plan of Merger (the “Original Merger Agreement”) with Cibus Global, LLC, a Delaware limited liability company (“Cibus”) and certain blocker entities identified in the Original Merger Agreement. On April 14, 2023, Calyxt and Cibus entered into a First Amendment to the Original Merger Agreement (as amended, the “Merger Agreement”).

Attached as Exhibit 99.1 to this Current Report on Form 8-K and incorporated herein by reference is the form of an investor presentation, which has been prepared by Cibus, to be used to discuss the transaction with certain of Calyxt’s and Cibus’ securityholders and other persons, as an updated form of investor presentation furnished on a Current Report on Form 8-K on April 19, 2023.

The information furnished in this Item 7.01 and Exhibit 99.1 attached hereto shall not be deemed to be “filed” for the purposes of Section 18 of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of such section, nor shall such information be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

Cautionary Statement Regarding Forward-Looking Statements

The information included in this Current Report on Form 8-K and the materials incorporated by reference herein include “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. All statements, other than statements of present or historical fact included herein, regarding the transactions contemplated by the Merger Agreement (the “transactions”), the ability of the parties to the Merger Agreement to consummate the transactions, the benefits of the transactions, Calyxt’s future financial performance (including its liquidity and capital resources and cash runway), the combined company’s future performance following the transactions, and the potential for global regulatory developments, as well as Calyxt’s, Cibus’ and the combined company’s respective strategies, future operations, financial positions, prospects and plans as well as the objectives of management are forward-looking statements. Words such as “expects,” “continues,” “may,” “will,” “approximately,” “intends,” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words.

These forward-looking statements are based on the current expectations and assumptions of Cibus’ and Calyxt’s management about future events and are based on currently available information as to the outcome and timing of future events. Forward-looking statements are subject to risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of Calyxt and Cibus. These risks include, but are not limited to, (i) the risk that the conditions to the closing of the proposed transactions are not satisfied, including the failure to obtain stockholder approval of matters related to the proposed transactions in a timely manner or at all; (ii) uncertainties as to the timing of the consummation of the proposed transactions; (iii) risks related to Calyxt’s capital resources and the ability of Calyxt and Cibus, respectively, to correctly estimate and manage their respective operating expenses and expenses associated with the proposed transactions; (iv) risks related to Calyxt’s continued listing on the Nasdaq Capital Market until closing of the proposed transactions; (v) risks associated with the possible failure to realize certain anticipated benefits of the proposed transactions, including with respect to future financial and operating results; (vi) uncertainties regarding the impact that any delay in the closing of the proposed transactions would have on the anticipated cash resources of the combined company upon closing of the proposed transactions and other events and unanticipated spending and costs that could reduce the combined company’s cash resources; (vii) the potential for the occurrence of any event, change or other circumstance or condition that could give rise to the termination of the Merger Agreement; (viii) the possible effect of the announcement, pendency or completion of the proposed transactions on Calyxt’s or Cibus’ business relationships, operating results and business generally; (ix) risks related to unexpected costs related to the proposed transactions; (x) the potential for, and uncertainty associated with the outcome of, any legal proceedings that have been or may be instituted against Calyxt or Cibus or any of their respective directors or officers related to the Merger Agreement or the transactions contemplated thereby; (xi) risks associated with the ability of Calyxt and Cibus to protect their respective intellectual property rights; (xii) the potential impact of competitive responses to the proposed transactions and changes in expected or existing competition; (xiii) the possibility that Calyxt, Cibus or the combined company may be adversely affected by other economic, business, or competitive factors; (xiv) risks associated with the loss of key employees of Calyxt or Cibus; (xv) risks associated with changes in applicable laws or regulations and the potential impact of such changes on Calyxt’s, Cibus’ or the combined company’s ability to advance product development and commercialization; and (xvi) other risks and uncertainties identified from time to time in documents filed or to be filed with the Securities and Exchange Commission (the “SEC”) by Calyxt or the combined company, including those discussed in the “Risk Factors” section of Calyxt’s Annual Report on Form 10-K/A, which was filed with the SEC on March 3, 2023. Should one or more of the risks or uncertainties occur, or should underlying assumptions prove incorrect, actual results and plans could differ materially from those expressed in any forward-looking statements. In addition, the forward-looking statements included in this Current Report on Form 8-K represent Calyxt’s and Cibus’ views as of the date hereof. Calyxt and Cibus anticipate that subsequent events and developments will cause the respective company’s views to change. Calyxt and Cibus specifically disclaim any obligation to update such forward-looking statements in the future, except as required under applicable law. These forward-looking statements should not be relied upon as representing Calyxt’s or Cibus’ views as of any date subsequent to the date hereof.

Important Additional Information

In connection with the proposed transactions, Calyxt has filed materials with the SEC, including a registration statement on Form S-4 (the “Registration Statement”), which includes a proxy statement of Calyxt for the stockholders of Calyxt and that serves as a prospectus of Calyxt and an information statement of Cibus, and other documents relating to the proposed transactions. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THESE MATERIALS, INCLUDING THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS INCLUDED THEREIN BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT CALYXT, CIBUS AND THE PROPOSED TRANSACTIONS. The definitive proxy statement included in the Registration Statement is being first mailed to Calyxt stockholders on or about April 18, 2023. The Registration Statement, the proxy statement/prospectus included therein, and other materials filed by Calyxt with the SEC may be obtained free of charge from the SEC’s website (www.sec.gov) or from Calyxt by directing a request to: Calyxt, Inc., 2800 Mount Ridge Road, Roseville, MN 55113.

Participants in the Solicitation

Calyxt, Cibus and their respective directors, executive officers and other members of management may be deemed to be participants in the solicitation of proxies with respect to the proposed transactions under the rules of the SEC. Information about the directors and executive officers of Calyxt is set forth in Calyxt’s Annual Report on Form 10-K/A for the fiscal year ended December 31, 2022, which was filed with the SEC on March 3, 2023, and Amendment No. 1 to its definitive proxy statement for its 2023 Annual Meeting of Stockholders, which was filed with the SEC on March 31, 2023.

Other information regarding persons who may, under the rules of the SEC, be deemed to be participants in the proxy solicitation and a description of their interests in the transaction, by security holdings or otherwise, are included in the proxy statement/prospectus included in the Registration Statement and other relevant materials filed with the SEC regarding the proposed transaction. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Calyxt or the SEC’s website, as indicated above.

No Offer or Solicitation

This Current Report on Form 8-K and the materials incorporated by reference herein shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Calyxt, Cibus or the combined company, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, a public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone or internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description

99.1	Investor Presentation (May 2023)

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Calyxt, Inc. has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: May 11, 2023

CALYXT, INC.

By:	/s/ Michael A. Carr
Name:	Michael A. Carr
Title:	President and Chief Executive Officer

Exhibit 99.1 Leading the Future of Breeding™ M a y 2 0 2 3

Key Management Team Rory Riggs Peter Beetham, PhD Greg Gocal, PhD CEO, CHAIRMAN COO, PRESIDENT EVP, CHIEF SCIENTIFIC CO-FOUNDER CO-FOUNDER OFFICER, CO-FOUNDER Noel Sauer, PhD Wade King, MD Rosa Cheuk Kim, JD SVP, HEAD OF R&D CHIEF FINANCIAL SVP, LEGAL OFFICER 2 2 2

CIBUS®

The Future of Breeding™

Founded
2001

Employees
~200

Headquarters
San Diego, CA



Highlights

Leading New Era of Gene Edited Trait Development in Agriculture

Business Model

Develop-License Plant Traits

- **Focus: Multi-Crop Blockbuster Traits**
  1) **Productivity Traits**
     - Improved yields, less chemicals
  2) **Sustainable Ingredients**
     - Ingredients that address climate goals

Technology

Cibus' Trait Machine™

- **Semi-Automated Breeding System**
- **Analog-to-Digital Type Scale Change**
- **400+ Issued or Pending Patents**
  - Calyxt Merger will consolidate Major IP & Technology in Ag. Gene Editing

Products

6 Trait Pipeline

- **3 Developed Traits - Shipping**
- **3 Advanced Traits**

P&G Development Program

- Sustainable Ingredients and materials

Customers, 1st Traits

NUSEED Nutrien

Notes: Shipping means that traits are being transferred to customers in a customer's elite germplasm

Breeding is How Seed Co’s Develop Traits The Seed Industry: Productivity Traits are the Primary Basis for Competition. Seed Co’s Charge Productivity Trait Fees for Productivity Gains from Traits. Conventional Trait Development (Breeding!) has Severe Scale & Speed Limitations 4

Cibus’ Trait Machine Changes the Scale & Speed High Throughput Gene Editing System. - Operates as an Extension of Conventional Breeding Trait Development in a Fraction of the Time and Cost of Conventional Breeding “Nature Identical” Traits Non-GMO Traits that are Cibus conventional breeding like. Bio-Mfg. Standards Pharma Standard Quality Control & Assurance. High Throughput Gene Editing System Timebound, Predictable & Reproducible Breeding System. RTDS 5

Trait Machine is a Step Change in Trait Development Transforms the Steps Involved in- 1) Trait Development, and 2) Commercialization! 1– Prototyping Runs: Accelerates Development & Proof of Concept 2– Production Runs: Accelerates Speed to Market. Trait Machine Once a trait is developed, Trait Machine directly Trait Machine accelerates accelerates prototyping or edits a customer’s time to commercialization. testing of different traits. elite germplasm. 6

Addresses the Pressing Need From Climate Change Billions of Acres being hit by Changing Diseases, Pests & Resources Desperate Need for Scale & Time Change in Trait Development Gene Editing is Virtually the Only Tool that Can Address Climate Challenges at Scale 7

Climate Need is Driving Regulatory Change Global Push: Regulate Gene Editing Like Conventional Breeding New Gene Editing Regulations in Place Positive Policy Processes Underway Positive Policy Discussions Note: Cibus traits are developed without integrating foreign DNA in the process or product. in key target markets including the United States, the new gene editing regulations are specifically separating Cibus traits from GMO (Genetically Modified Organisms) and regulating Cibus Traits similarly to traits from conventional breeding. 8

The Market Opportunity The Business, Product and Economic Opportunity of Plant Traits

Trait Products are a Royalty Business Traits are Genetic Characteristics that Enable Plants to Manage Environmental Challenges Royalties are Paid for: Improved Yields, Increased Productivity, and/or Lower Costs (Chemicals!) Trait Royalty Market - $$$ “Traits by Acres by Trait Fees”

Example: The “Bt” Trait Trait: A “Bt” Protein that is Engineered into a Plant to make it Toxic to Plant Specific Pests. Bt Trait Economics: kills pests, decreases pesticide use/cost, increases yields. Crop Pest Note: Slide 22 for term definitions, data sources & assumptions.. Annual Trait Fees $2.6 B $0.5 B $0.7 B (by Crop 2020 est.)

Business Model: Traditional Trait Distribution Model: Traits Distributed in Seeds by Seed Co’s Seed Co’s Pay Trait Royalties based on Trait Fees Paid by Farmer TURN TO WHO TURN TO Farmers Seed Companies Trait Developers Challenged by the impacts of Environment & Climate change Seed Co’s sell Farmer seeds with Develop Productivity Traits traits to address productivity needs. - License Trait IP to Seed Co’s. Farmers pay Seed Co’s trait fees Collect Royalties: (in total cost charged for seed) - Seed Co’s pay Trait Royalties for Trait IP based on Trait Fees. 12 12

Cibus' Initial Commercial Model

1) **Three Trait Machine Platforms** - *Canola, Rice & Soybean;*
2) **Six Traits**



Trait Royalty Market (est.) for Cibus' 6 Traits in Canola, Rice & Soybean is ~ $2 Billion


Operational

Canola

TAM: 46 MM ACRES
Traits 5

Lead Customer: Nuseed
Traits Royalties (per acre) ~$5-$15


Operational

Rice

TAM: 11 MM ACRES
Traits 3

Lead Customer: Nutrien
Traits Royalties (per acre) ~$10-$30


2H 2023

Soybean

TAM: 190 MM ACRES
Traits 4

Lead Customer: GDM
Traits Royalties (per acre) ~$5-$15

Note: Slide 22 for term definitions, data sources & assumptions.

13

Four of the Six Initial Traits are Multi-Crop Each Initial Trait has an Exp. Royalty > $100 MM/Yr. across the 3 Crops ‘ The Six Traits have Strong Demand across the 3 Crops Addressable TRAIT ACRES for Canola, Rice, Soybean ~250 MM Acres Note: Addressable Acres, Trait Fee Acres and Trait Royalty Market above are only for Canola, Soybean & Rice. Slide 22 for term definitions, data sources & assumptions. HT1 & HT3 together are estimated to > $100 million in Rice. 14 14 14

Corn & Wheat will Increase Market to > 500 MM Acres Trait Royalty Market (est.) for the 5 Crops & 6 Initial Traits is > $4 Billion Reducing Chemicals Like Fertilizers and Fungicides are $ Multi-Billion Multi-Crop Trait Royalty Markets $4.25 Billion Est. Trait Royalty Mkt. (All 5 Crops) Nutrient Use Efficiency Note: Slide 22 for term definitions, data sources & assumptions. Trait Royalty Market estimates for Cibus’ initial 6 Traits: 1) in Canola, Rice, Soybean, Wheat & Corn, and 2) NA, SA & Europe

Lead 1st Trait:

***PSR**: Pod Shatter Reduction - Canola/WOSR*

Trait Fees Acres (est.): ~26 MM, Trait Royalty Market (est.): ~$200 Million

Reducing Pod Shatter
Increases Oil Seed Yield

Increasing Farmers' Yields by Reducing Pod Shatter



POD Shatter Reduction

Strengthens Sheath that Holds the Oil Seeds

Sheaths Shatter in Rain/High Wind Causing
Yield Losses of 10% or More,

Strong Commercial Progress: Developed & Shipping

Initial Customers	**10**
Initial Trait Acres (est.)	**~15 MM**
Trait Royalties (per acre)	**$5-$10**
Trait Royalty Mkt (est.) (Initial 10 Customers)	**~$100 MM**

1st Shipment Q1 2023

Note: Slide 22 for term definitions, data sources & assumptions..
Acres based on Canola in N.A., EU

16

Photo credit to the Canola Council of Canada

Our 1st Blockbuster Trait

Sclerotinia White Mold Resistance - *Canola, Soybean*

Trait Fees Acres (est.): ~80 MM, Trait Royalty Market (est.): ~$650 Million

***Sclerotinia* Resistance**

Increases Yields, Reduces Fungicide use


Field Infection
Greenhouse Test
Resistance
Greenhouse Test
Wild Type Infected

***Sclerotinia* Resistance**

Builds internal defenses to prevent Sclerotinia from infecting plant.

Improves Yields and
Reduces Use/Cost of Fungicides

Major Crops	Canola/ WOSR	Soybean
Molecular Confirmation	Yes	Yes
Green House Confirmation	2023	NA
Field Validation (Est.)	2024	NA
Trait Fees Acres (est.)	~30 MM	~50 MM
Trait Royalties (per acre)	~$5-$10	~$5-$10
Trait Royalty Market (est.)	~$270 MM	~$385 MM

Note: Slide 22 for term definitions, data sources & assumptions.

Acres based on Canola, Soybean in N.A.,S.A., EU

Disease Resistance is a complex trait consisting of multiple modes of action. Cibus has green house confirmation on an MOA of the trait:

17

Photo credit to the Canola Council of Canada

Stacked Traits

Crop Platforms: *Trait Machine Enables Stacking Multiple Traits in a Specific Crop*

Canola is Cibus' 1st Crop Platform, Royalty Potential > $800 MM



Canola
OSR
~46 MM Acres

	Cibus Trait Fee Acres (est.)	Trait Royalty (per acre)	Trait Royalty Market (est.)
Pod Shatter (PSR)	26 MM	$5-$10	~$200 MM
Sclerotinia Resistance	30 MM	$5-$10	~$260 MM
Herbicide Tolerance #2 (HT2)	20 MM	$5-$10	~$145 MM
Nutrient Use Efficiency (NUE)	46 MM	$10-$15	~$250 MM

***Sclerotinia*, HT#2 & NUE are Multi-Crop Traits**

Note: Slide 22 for term definitions, data sources & assumptions.
Acres based on Canola in N.A., Europe

18

Sustainable Ingredients Addresses Global Drive to Transition Ingredients to meet Corporate Sustainability Objectives P&G Collaboration: A Model for Co’s with Climate 2040 Sustainability Goals Proctor & Gamble In Q1-2023, Cibus and P&G entered into a collaboration to develop sustainable low carbon ingredients. - P&G will fund a multi-year program to develop Sustainable Low Carbon Ingredients that help advance its sustainability objectives. - Working with Cibus to Build a broader coalition.

Multi-Crop Blockbusters

Traits that Address > 100 MM Acres with Trait Royalties of $5 to $15 per acre



Blockbusters are Traits that Address Agricultural Sustainability at Scale

Target Areas

Resistance Traits

DISEASE RESISTANCE
Able to resist or fight disease pathogens. Reduces fungicide use

INSECT RESISTANCE
Able to resist specific pests or insects. Reduces pesticide use.

Efficiency Traits

CLIMATE CHANGE
Addressing the impacts of climate such as drought & weather

NUTRIENT PROCESSING
Able to better process available nutrients. Reduces fertilizer needs.

AGRONOMY
Physiological traits that improve yields and farmability

Sustainable Ingredients

PLANT OUTPUTS
Renewable products that don't negatively impact the environment during production, use, or disposal.

PROCESS OUTPUTS
Replacing inputs or process materials that negatively impact the environment.

20

2023 Highlights & Key Milestones

Trait Royalty Market (est.) for Cibus' 6 Traits in Canola, Rice & Soybean is ~ $2 Billion

Trait Products

Canola
- **Shipments:** Six PSR Trait Transfers (1st Transfer in Q1 2023)
- **Green House Data:** HT2, Sclerotinia (Q3 2023)
- **Initiate Edits:** Nutrient Use Efficiency (H2 2023)

Rice
- **Shipments:** Two HT Trait Transfers (Transfers in Q2 2023)
- **Initiate Edits:** Nutrient Use Efficiency (Q1 2023)

Soybean
- Complete Platform Development (H2 2023)
- **Initiate Edits:** HT2, *Sclerotinia* (H2 2023)

Wheat, Corn
- Wheat Platform Q4 2024
- Corn Platform Q4 2025

Operations

Trait Machine
- "**Oberlin**" Operational H2 2023

Disclaimer

Securities Law Matters
This presentation has been prepared by Cibus Global, LLC (the "Company"), and the Company is responsible for its contents. It shall not constitute an offer, nor a solicitation of an offer, of the sale or purchase of securities, nor shall any securities of the Company be offered or sold, in any jurisdiction in which such an offer, solicitation or sale would be unlawful. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the transactions contemplated hereby or determined if this presentation is truthful or complete. Any representation to the contrary is a criminal offense.

Industry and Market Data
Information about market and industry statistics contained in this presentation is included based on information available to the Company that it believes is accurate in all material respects. It is generally based on academic and other publications that are not produced for purposes of securities offerings or economic analysis. The Company has not reviewed or included data from all sources, and the Company cannot assure potential investors of the accuracy or completeness of the data included in this presentation. Forecasts and other forward-looking information obtained from these sources, including estimates of future market size, revenue and market acceptance of products and services, are subject to the same qualifications and the additional uncertainties accompanying any forward-looking statements.

Acreage Data
This presentation has 2 available acreage calculations: TAM-Total Accessible Acres and Trait Fees Acres. These are based on the company's estimate of total hybrid acres available in: North America, South America & Europe for each crop. European acres are not currently accessible. These acres depend on a favorable outcome of the current EU Parliamentary process. They are shown to show the potential increase in available acres if the EU were to pass the proposed legislation. The EU is expected to advance its legislative process for its proposed legislation.

Intellectual Property
"Cibus," "RTDS," "Rapid Trait Development System," "FALCO," "SU Canola," "Nucelis," "ASAP," "A Different Breed," "Trait Machine," "Inspired by Nature," "Driving Sustainable Agriculture," "Reshaping Crop Protection," "Reinventing Trait Development", "Timebound & Predictable", "Driving Trait & Breeding Innovation", "Future of Breeding", the Cibus logo and other trademarks or service marks of Cibus appearing in this presentation are the property of Cibus.

Trade names, trademarks and service marks of other companies that appear are the property of their respective holders and do not imply a relationship with, or endorsement or sponsorship of us, by these other companies. Solely for convenience, trademarks and trade names in this presentation appear without the ™ and ® symbols, but any such failure to appear should not be construed as indicating that their respective owners will not assert their rights with respect thereto. Cibus has over 400 *patents* issued or filed.

Company Data, Projections & Terms

1. **Developed means validated field trials (Canola PSR, rice HT1, HT3); Advanced development means editing process underway with known edit targets.**
2. **Bt refers to Bacillus thuringiensis that is a species of bacteria that lives in soil**
3. **TAM, Addressable Markets and Trait Fee Acres company estimates based on industry sources. There can be no assurance that Trait Fee Acres can be achieved.**
4. **Trait Machine Platforms are operational in canola and rice. Soybean is expected to be operational in H2 2023.**
5. **Trait Royalty Market is an estimate of the Trait Fee Acres and Trait Fees for a Cibus Trait.**
6. **Shipping means traits are transferred to customers in a customer's elite germplasm.**
7. **MOA refers single mode of action for a complex trait.**
8. **Complex traits refers to traits consisting of multiple modes of action. Greenhouse confirmation of a complex trait may refer to a single MOA or Multiple MOA's.**
9. **Initiate Edits means that the editing process has begun for the trait in the specific crops. They may be for a single MOA or Multiple MOA's.**
10. **Greenhouse Data means greenhouse confirmation for a single mode action or multiple modes of action for a trait.**

3rd Party Data

1. **Trait Fee information are 2020 estimates based on data from Agbioinvestor, US Gov., BCG & 3rd party consultants. Traits are predominantly GMO traits in North & South America.**

Forward Looking Statements This presentation contains “forward-looking” statements within the meaning of applicable securities laws, including The Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as “anticipate,” “believe,” “intend”, “expect,” “plan,” “scheduled,” “could,” “would” and “will,” or the negative of these and similar expressions. These forward-looking statements, which are based on our management’s current expectations and assumptions and on information currently available to management. Forward-looking statements include statements about the completion and timing of the merger of Cibus and Calyxt and the transactions related thereto (collectively, the “Transactions”); the subsequent integration of the companies and the realization of anticipated benefits of the Transactions; the advancement, timing and progress of platform development and trait development in such crop platforms; the timing of our presentation of data related to our trait development activity; the timeframe for transferring traits in customers’ elite germplasm; the capacity of our productivity traits to deliver competitive yield improvements; the ability of gene editing to address climate change at scale; the timing and nature of regulatory developments relating to gene editing; the market opportunity for Cibus’ plant traits, including the number of addressable acres, and the trait fees that Cibus expects to receive; and Cibus’ ability to enter into and maintain significant customer collaborations. These forward-looking statements are made in light of information currently available to us and are subject to numerous risks and uncertainties, including with respect to the numerous risks associated with novel technologies and product candidate development. Cibus’ operating plans, including product development plans, may change as a result of various factors, including factors currently unknown to Cibus. There are important factors that could cause Cibus’ actual results, level of activity, performance or achievements to differ materially from those expressed or implied by forward-looking statements, including factors related to: competition from competitors with greater resources than Cibus; regulatory developments that disfavor or impose significant burdens on gene-editing processes or products; commodity prices and other market risks facing the agricultural sector; increased or unanticipated time and resources required for Cibus’ platform or trait product development efforts; technological developments that could render Cibus’ technologies obsolete; Cibus’ need for additional funding to finance its activities and challenges in obtaining additional capital on acceptable terms, or at all; Cibus’ reliance on third parties in connection with its development activities; challenges to Cibus’ intellectual property protection and unexpected costs associated with defending Cibus’ intellectual property rights; and other risks, including those, identified in the proxy statement / prospectus, which was filed with the SEC by Calyxt, Inc. on April 18, 2023 pursuant to an effective registration statement of Calyxt, Inc. on Form S-4 (File No. 333-269764). In addition to these factors, other known and unknown risks and uncertainties may adversely affect such forward-looking statements and cause Cibus’ actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. Except as required by law, Cibus assumes no obligation to update these forward-looking statements publicly, or to update the reasons why actual results could differ materially from those anticipated in the forward-looking statements, even if new information becomes available in the future.

Cibus/Calyxt Cap. Structure

Cibus and Calyxt are Merging: New Ticker, CBUS Combines Leaders in Gene Editing in Agriculture Equity Split: Cibus 95%/Calyxt 5% See: Cibus.com for Announcement & Details Merger Combines Key Technologies in Ag. Gene Editing Productivity Traits Sustainable Ingredients Gene Edited Plants Plants, Microorganisms Oil Seeds Cereals Yarrowia Plant Cell Matrix (Both) (Both) (Cibus) (Calyxt) https://www.Cibus.com/press-release.php 25